SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 11, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


                               Page 1 of 35 Pages

     This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999 and Amendment No. 6 filed on May 11, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On May 10, 1999, the legal representative of Messrs. Genger and Barnard J. Gottstein ("Gottstein") sent a letter addressed to the legal representative of the Company, notifying the Company that Messrs. Genger and Gottstein were exercising their right under Section 66 of the Israel Companies Ordinance to request a copy of the Register of Members of the Company, as of May 10, 1999. A copy of such letter is attached hereto as Exhibit 20.

     In response to the complaint filed by the Company on April 23, 1999 (a copy of which was filed as Exhibit 15 to the Schedule 13D), on May 11, 1999, the legal representative of Messrs. Genger and Gottstein served the legal representative of the Company with a motion to dismiss the complaint. A copy of the motion to dismiss is attached hereto as Exhibit 21.

     On May 11, 1999, Messrs. Genger and Gottstein issued a press release, commenting on the Company's legal action filed in an Israeli court seeking to prevent the Company's shareholders meeting called by Messrs. Genger and Gottstein from occurring as scheduled on June 2, 1999. A copy of the press release is attached hereto as Exhibit 22. The Israeli court denied the Company's attempt to prevent the solicitation through an ex parte motion and set May 26, 1999 as the date for a full hearing. On May 12, 1999, the Israeli court reset the hearing date from May 26 to May 25, 1999.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


                               Page 2 of 35 Pages

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 20: Letter, dated May 10, 1999, from the legal representative of Messrs. Genger and Gottstein to the legal representative of the Company

     Exhibit 21: Motion to Dismiss

     Exhibit 22: Press Release, dated May 11, 1999


                               Page 3 of 35 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1999

                                        /s/  Arie Genger
                                        ----------------------------------------
                                        Arie Genger


                                        TPR INVESTMENT ASSOCIATES, INC.


                                        By: /s/  Arie Genger
                                            ------------------------------------
                                            Arie Genger, President


                                        TRANS-RESOURCES, INC.


                                        By: /s/  Arie Genger
                                            ------------------------------------
                                            Arie Genger, Chairman of the Board


                                        HAIFA CHEMICALS HOLDINGS LTD.(1)


                                        By: /s/ Arie Genger
                                            ------------------------------------
                                            Arie Genger


                                        /s/ Thomas G. Hardy
                                        ----------------------------------------
                                        Thomas G. Hardy


----------

(1)  pursuant to power of attorney


                               Page 4 of 35 Pages

                                  EXHIBIT INDEX



Exhibit
Number                       Title                                        Page
------                       -----                                        ----
  20           Letter, dated May 10, 1999, from the legal                   6
               representative of Messrs. Genger and Gottstein to
               the legal representative of the Company
  21           Motion to Dismiss                                            7
  22           Press Release, dated May 11, 1999                           35





                               Page 5 of 35 Pages